

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

Niv Krikov
Chief Financial Officer
Agrify Corporation
101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

> **Re: Agrify Corp**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed January 26, 2021**
> **File No. 333-251616**

Dear Mr. Krikov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Business
Legal Proceedings, page 85

1.   Revise to disclose the information required by Item 103 of Regulation S-K, including identifying the parties and the relief sought.

Executive Compensation, page 91

2.   We note your response to comment 5 that you did not enter into revised compensation agreements. Please file any existing agreements required to be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K or confirm to us that you do not have any existing agreements with Mr. Krikov or Mr. Harrison to be filed.

 You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Levine, Esq.